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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                                  March 2, 2004

                         Commission File Number: 0-22346


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F [X]     Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST


Exhibit             Description
-------             -----------

 99.1               Press Release, dated March 1, 2004, regarding Hollinger Inc.
                    Interest Payment Due March 1, 2004.


 99.2 Press Release, dated March 1, 2004, regarding U.S. Federal Judge Grants Hollinger Inc.'s Motion to Vacate Portions of the Court Order Limiting Inc.'s Rights as Shareholder of Hollinger International.

 99.3 Press Release, dated March 2, 2004, regarding Withdrawal of Offers by Press Holdings International Limited for all of the Shares of Every Class of Hollinger Inc. and Termination of Voluntary Debt Tender Offer by Hollinger Inc.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2004

                                        HOLLINGER INC.


                                        By: /s/ Peter G. White
                                            ------------------------------------
                                            Name:  Peter G. White
                                            Title: Co-Chief Operating Officer
                                                   and Secretary